Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

November 29, 2007
Our ref. No. PI 169

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549




08000154

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

·Mitsubishi Corporation to Dissolve and Liquidate a Subsidiary

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Hiroshi Anai
Manager
Investor Relations Office

Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

Translation of report filed with the Tokyo Stock Exchange on November 29, 2007

Mitsubishi Corporation to Dissolve and Liquidate a Subsidiary

Mitsubishi Corporation has decided to dissolve and liquidate the following subsidiary.

1. Overview of Company to Be Dissolved

Company: MC Fresh Inc.
Address: 2740 West 81st Street, Hialeah, FL 33016, USA
Representative: Takeshi Kimura
Business: Sales of fresh and frozen fish and seafood
Established: April 1995
Capital: 900 thousand US dollars
Shareholder: Mitsubishi Corporation (66.7%), Mitsubishi International Corporation (22.2%), Global Prosperity Fishery Co., Ltd. (11.1%)
Fiscal year-end: March

2. Reason for Dissolution and Liquidation

The decision was made to dissolve this subsidiary because part of its business (import and sales of frozen fish and seafood) will be transferred to a newly established company of Uoriki Co., Ltd., due to worsening business environment.

3. Overview of Uoriki Co., Ltd.

Address: 2969-5 Ishikawa-cho, Hachioji-shi, Tokyo
Representative: Shigenori Ito
Business: Retail and Wholesale of fresh fish, marine products and sushi; restaurant management
Established: December 1984
Stock listing: Second section of the Tokyo Stock Exchange

4. Schedule

Completion of liquidation: end of September 2008 (planned)

The liquidation of this subsidiary will have only a negligible impact on Mitsubishi Corporation s non-consolidated and consolidated (U.S. GAAP) operating results.

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END